SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Goldcorp Inc.
(Name of Subject Company)

Goldcorp Inc.
(Name of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

R. Gregory Laing
Goldcorp Inc.
145 King Street West, Suite 2700
Toronto, Ontario M5H 1J8, Canada
(416) 865-0326
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael Melanson Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	Gil Cornblum Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

     ☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 filed on January 26, 2005, (as amended, the “Statement”) initially filed by Goldcorp Inc. (“Goldcorp” or the “Company”) with the Securities and Exchange Commission on January 21, 2005 relating to the exchange offer (the “Offer”) made by Glamis Gold Ltd. (“Glamis” or the “Offeror”) to exchange all of the issued and outstanding common shares of Goldcorp on the basis of 0.89 common shares of Glamis for each Goldcorp common share. In connection with the Offer, the Company’s board of directors prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular was filed as exhibit (a)(2)(A) to the initial Schedule 14D-9. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.

Item 8.  ADDITIONAL INFORMATION.

     Item 8 is hereby amended and supplemented as follows:

     The Company has prepared additional slides for its Powerpoint slide presentation regarding the Offer and the recommendations of the Special Committee and the Board of Directors with respect to the Offer. Copies of the additional presentation slides have been filed herewith as Exhibit (a)(2)(G).

     The Company and Wheaton River Minerals Ltd. conducted a conference call on January 27, 2005 at which the Company’s chairman and chief executive officer discussed the Offer and the Company’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. A transcript of the conference call has been filed herewith as Exhibit (a)(2)(H).

Item 9. EXHIBITS

     Item 9 is hereby amended and supplemented to include the following exhibits:

(a)(2)(G)	Additions to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative” (incorporated by reference to Goldcorp’s Amendment No. 4 to Schedule TO, filed on January 26, 2005, Goldcorp’s Amendment No. 5 to Schedule TO, filed on January 27, 2005 and Goldcorp’s Amendment No. 6 to Schedule TO, filed on January 28, 2005 )

(a)(2)(H)	Transcript of conference call held on January 27, 2005 to discuss the Offer and Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (incorporated by reference to Goldcorp’s Amendment No. 6 to Schedule TO, filed on January 28, 2005)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

Date: January 28, 2005

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)	Directors’ Circular, dated January 20, 2005*

(a)(2)(B)	Press release of Goldcorp Inc.*

(a)(2)(C)	Letter by Goldcorp Inc. to Goldcorp shareholders, dated January 25, 2005 (filed herewith)

(a)(2)(D)	Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative” (incorporated by reference to Goldcorp’s Amendment No. 3 to Schedule TO, filed on January 25, 2005)

(a)(2)(E)	Advertisements concerning the Offer placed by Goldcorp Inc. on certain internet websites*

(a)(2)(F)	Press release of Goldcorp Inc.*

(a)(2)(G)	Additions to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative” (incorporated by reference to Goldcorp’s Amendment No. 4 to Schedule TO, filed on January 26, 2005, Goldcorp’s Amendment No. 5 to Schedule TO, filed on January 27, 2005 and Goldcorp’s Amendment No. 6 to Schedule TO, filed on January 28, 2005 )

(a)(2)(H)	Transcript of conference call held on January 27, 2005 to discuss the Offer and Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (incorporated by reference to Goldcorp’s Amendment No. 6 to Schedule TO, filed on January 28, 2005)

(e)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated January 4, 2005*

*	Previously filed.